ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 675-7640      Fax:  (604) 687-4212

News Release

ACREX COMPLETES PARTIAL CLOSING OF PRIVATE PLACEMENT FINANCING

DRILLING PROGRAM TO COMMENCE

Thursday, May 1, 2003, Vancouver, B.C.:  Acrex Ventures Ltd. (AKV:TSX.V) has closed a first tranche of its brokered private placement financing – being of 1,520,000 Units at a price of $0.22 per Unit providing the company with gross proceeds of $334,400.

Each Unit consists of one share of the Company and one-half share purchase warrant.  A full warrant will be exercisable for 18 months to buy an additional share of the Company at $0.27.

The brokered placement is pursuant to an Agency Agreement that the Company earlier signed with Canaccord Capital Corporation – and which it announced in its Release dated February 11, 2003.  Canaccord has been issued, as part of its consideration for doing the  placements, 15,000 shares and 304,000 share purchase warrants (which have the same terms as the warrants issued to the placees).

All of the shares which have been issued – and any shares issued pursuant to the exercise of warrants – will be subject to a 4-month holding period which will expire August 29, 2003.

Acrex has received from its geological consultants’ recommendations that it initiate a drilling program on its optioned Michaud property – which is located in the Timmins area, Ontario.

Investor Relations -

Tel:   604-675-7640

e-mail:  info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.